UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Daniel S. Laikin

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           142,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           142,700

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           142,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.73%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Paul Skjodt

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           123,500

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           123,500

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           123,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.15%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
                                (Amendment No. 2)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel Laikin, a citizen of the United State of America and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), as amended on June 22, 1999, is hereby amended to furnish the additional information set forth herein.


Item 3.  Source  and  Amount  of  Funds  or Other  Consideration

          The aggregate purchase price of the 11,500 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $68,590 (excluding commissions). The source of funding for the purchase of these Shares was the personal funds of the Registrants.


Item 4.           Purpose of Transaction

         The Registrants have and hope to continue to meet with management of the Issuer in order suggest possible actions to improve the business of the Issuer. In that regard, the Registrants have introduced and would hope to continue to introduce members of management of the Issuer to persons the Registrants believe may be able to assist the Issuer in the development of its business, and in particular of its previously announced Internet activities. As appropriate, the Registrants may seek to participate in discussions that may be engaged in by the Issuer as a result of those introductions. In addition, pursuant to discussions with management of the Issuer, Registrants may, from time to time, on behalf of the Issuer, contact persons with whom Registrants believe it may be beneficial for the Issuer to form a business relationship and engage in discussions with such persons regarding the possibility of such business relationships.


Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on June 30, 1999, Registrants may be deemed to beneficially own, in the aggregate, 266,200 Shares, representing approximately 21.87% of the Issuer's outstanding Shares (based upon the 1,217,000 Shares stated to be outstanding as of June 10, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on June 14, 1999).

         (b) Mr. Laikin has sole voting power and sole dispositive power with regard to 142,700 Shares. Mr. Skjodt has sole voting power and sole dispositive power with regard to 123,500 Shares.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule

13D by either of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                           No. of Shares        Price
         Name              Date             Purchased          Per Share

         Paul Skjodt       6/22/99            500             $6.312
         Paul Skjodt       6/24/99          8,000             $6.023
         Paul Skjodt       6/28/99          3,000             $5.75

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999



/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt